Exhibit 12.1

HealthSouth Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our convertible perpetual preferred stock.

	Three Months
	Ended	For the Year Ended December 31,
	March 31, 2008	2007	2006	2005	2004	2003
	(In Millions)
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$ 47.4	$ 229.9	$ 234.8	$ 234.8	$ 211.0	$ 179.9
Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	0.4	45.4	102.9	107.8	103.1	94.2
Interest element of rentals (1)	5.4	23.2	23.4	23.2	25.1	26.5
Total fixed charges	53.2	298.5	361.1	365.8	339.2	300.6
Dividend requirements on convertible perpetual preferred stock (2)	6.7	35.7	23.2	–	–	–
Total combined fixed charges and preferred stock dividends	$ 59.9	$ 334.2	$ 384.3	$ 365.8	$ 339.2	$ 300.6

COMPUTATION OF EARNINGS:
Pre-tax income (loss) from continuing operations before adjustments for minority interests in earnings of consolidated affiliates or equity in net income of nonconsolidated affiliates	$ 9.2	$ (102.5)	$ (497.0)	$ (337.6)	$ (50.7)	$ (186.6)
Fixed charges	53.2	298.5	361.1	365.8	339.2	300.6
Distributed income of equity investees	2.2	5.3	6.1	11.4	6.9	4.1
Interest capitalized	–	–	–	–	(8.4)	(5.1)
Total earnings	$ 64.6	$ 201.3	$ (129.8)	$ 39.6	$ 287.0	$ 113.0

RATIO OF EARNINGS TO FIXED CHARGES	1.21	*	*	*	*	*
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.08	**	**	**	**	**

(1)	Management has determined the interest component of rent expense to be 33%.

(2)	Grossed up pre-tax based on 2.5% effective tax rate for the three months ended March 31, 2008 and 37.3% and 4.4% effective tax rates for the years ended December 31, 2007 and 2006, respectively.

*

For the years ended December 31, 2007, 2006, 2005, 2004, and 2003, the Company had an earnings-to-fixed charges coverage deficiency of approximately $97.2 million, $490.9 million, $326.2 million, $52.2 million, and $187.6 million, respectively.

**

For the years ended December 31, 2007, 2006, 2005, 2004, and 2003, the Company had an earnings-to-combined fixed charges and preferred stock dividends coverage deficiency of approximately $132.9 million, $514.1 million, $326.2 million, $52.2 million, and $187.6 million, respectively.